Steel Technologies
2005 Annual Report



Multiple Growth Strategies for Dynamic Market Opportunities









Financial Highlights

(In thousands except per share data and percentages)

	2005	2004	Change
For the Year Ending September 30,			
Sales	$ 1,001,791	$ 786,852	27.3%
Gross profit	91,819	91,168	0.7
Equity in net income of unconsolidated affiliates	4,937	2,852	73.1
Operating income	59,489	59,673	(0.3)
Net income	36,313	35,206	3.1
Diluted earnings per common share	2.77	3.05	(9.2)
Cash dividends per common share	0.25	0.20	25.0
Diluted weighted average number of common shares outstanding	13,098	11,533	13.6
At Year-End			
Working capital	$ 197,906	$ 195,580	1.2%
Property, plant and equipment, net	110,501	108,593	1.8
Total assets	428,939	462,560	(7.3)
Long-term debt	80,000	114,000	(29.8)
Shareholders' equity	254,759	218,249	16.7
Shareholders' equity per common share	19.71	17.05	15.6
Shares outstanding	12,928	12,804	1.0

Steel Technologies at a Glance

Our Company was founded in 1971 with the vision to become the leader in the steel processing industry, and we are now one of the largest independent flat-rolled steel processors in North America.

We have developed a North American *platform of 20 facilities, including our joint* ventures, that is strategically positioned in the steel producing and consuming markets throughout the United States and Mexico. We utilize the most advanced equipment to produce high-quality steel products and specialize in meeting exact specifications for customers in a variety of industries and end-use markets. Our broad geographic coverage allows us to provide our customers with efficient, just-in-time delivery.

In addition to our Company operations, our two joint ventures have given us access to new markets. Operating since 1987 and now with five facilities in the United States, Mi-Tech Steel, of which we own 50%, provides high-volume, high-quality steel processing for the *growing Japanese transplant markets and the* domestic automotive and appliance industries. Our other joint venture, Ferrolux Metals, of which we own 49%, is a certified minority-owned business enterprise that operates a facility in Michigan specializing in steel processing for exposed automotive applications.

We, along with our joint ventures, have consistently increased our processes and capabilities, adding 19 facilities and over 100 installations of precision equipment since our initial public offering in 1985. We intend to continue to pursue growth through *acquisitions, expansion of existing facilities* and capabilities, construction of new, greenfield facilities where we have identified a market opportunity, and development of our joint-venture operations.

Shares in Steel Technologies Inc. trade on the NASDAQ National Market under the symbol STTX. For more information about the Company, visit steeltechnologies.com on the World Wide Web.

Steel Producers
Consolidating Steel Markets

Steel Processors
Steel Technologies Inc.

End Markets
Automotive • Appliance
Lawn & Garden • Railcar
Construction • Consumer Goods
Office Furniture

Attractive Niche Market

Through challenging economic and industry-changing environments, our Company has continued to thrive. While we have kept our energies keenly focused on the steel-processing segment, our efforts have been far from the status quo. We have continually expanded the resources we bring to market, broadened our scope of products and services, and strengthened our leadership position in the industry. Powered by our people, we have built a North American platform of operations that is recognized by our customers and suppliers as a critical partner in the supply chain. This approach continues to be the cornerstone of our growth strategy.

We occupy an attractive niche in the supply chain between steel producers and end markets, offering value-added services to reduce costs and improve products. We have four key growth [illegible] to capitalize on future market [illegible]

Fellow Shareholders

Fiscal 2005 turned out to be quite exciting for our Company. We followed a record 2004 performance by again posting record revenue and earnings this past year. An important milestone was achieved as we surpassed $1 billion in sales. Although we were very pleased with our overall performance, the year was one with many challenges. Early in 2005, we experienced peaks in raw material costs, selling prices and earnings. These dynamics represented an extension of 2004 as global market conditions remained strong and industry consolidation continued.

By the middle of our 2005 fiscal year, supply began to outpace demand, and it became apparent that inventory levels throughout the supply chain had been overextended. This created a very challenging second half in which prices and volume dropped substantially from our first half performance. Our team reacted quickly to reposition and reduce our inventory and substantially improve our cash flow while the market rebalanced. By the end of our fourth fiscal quarter, the inventory adjustments had been made and our volume and pricing began to firm.

Market pricing has been much more volatile over the last couple years due to global dynamics and raw material costs, along with industry consolidation and capacity rationalization. These global forces have created a more fluid pricing environment that brings with it new challenges and opportunities for our Company. We are confident of our ability

Sales ($ in millions)



Net Income ($ in millions)



to successfully manage and continue to grow our platform in this ever-transforming steel market.

Strategically, we continued to focus on our four-pronged growth plan: acquisitions, greenfield growth, expansion of existing operations, and further development of our joint-venture operations. This continues to be the cornerstone of our strategic approach to the steel processing markets.

Financially

Sales for fiscal 2005 increased 27% to a record $1.0 billion from $786.8 million in the previous year on the strength of significantly higher average selling prices and solid volume levels during the first half of the year. Combined shipments by Steel Technologies and our joint venture partners rose approximately 2% to nearly 2.3 million tons. This represented the highest shipment level ever achieved by the Company. Improved processing efficiencies and ongoing cost controls helped translate our sales gains into solid operating margins. As a result, net income rose to a record $36.3 million or $2.77 per diluted share compared with $35.2 million or $3.05 per diluted share. There were approximately 14% more weighted average diluted shares outstanding in fiscal 2005, reflecting the Company's successful completion of a secondary offering of 2.9 million shares in March 2004.

In fiscal 2005, we made significant progress in support of our plans for continued growth and expansion. During the year, we issued $50 million of unsecured Senior Notes in a private placement. The notes have an average term of 9.4 years and a blended interest rate of 5.67%. Our enhanced access to various capital markets allows us to complement our strategic growth with sufficient capital availability. Subsequent to our fiscal year-end, we amended and extended our $135 million unsecured credit facility with

Shareholders' Equity ($ in millions)



Shareholders' Equity Per Common Share ($)



$44

Acquisitions

Joint Ventures

Greenfield Growth and Capacity Expansion

Capital Investments 1994-2005=$247 million

Over the past 12 years, we have invested more than $44 million in new businesses.

Acquisitions

have been and will continue to be a key element in our growth strategy, representing an attractive means to expand market share and expand our reach to new customers.



We entered the Mexican market in 1994. In the second half of fiscal 2006, we expect to open our fifth Mexican facility in Juarez.



We have continued to make selective **Greenfield** investments across North America to enhance our service and production capabilities.



our existing syndicated banking group, which may be expanded to $200 million under certain circumstances. In addition to extending the maturity of this credit facility to October 2010, pricing improved to reflect our strong financial performance.

As a result of the strong cash flows we generated through earnings and effective working capital management, we increased our cash position by $29 million and reduced our funded debt to $80 million from $114 million, thereby improving several key financial ratios.

In March, the Company's Board of Directors increased the semi-annual dividend 50% to $0.15 per share to allow our shareholders to participate more directly in the success of the Company.

North American Operations

Steel Technologies' U.S. and Mexican operations posted a sales increase of 27% in 2005, as year-over-year average pricing rose 37% and tons sold declined 6%. In 2005, we expanded our sales with national accounts across all market segments by leveraging our combined Company and joint-venture network of 20 North American facilities.

In the United States, we continue to benefit from customer trends to reduce suppliers and outsource non-core processes. U.S. sales rose 25% in 2005 to a record $856 million.

In fiscal 2005, our Mexican operations completed another successful year, posting record sales and earnings. Our sales in Mexico rose 43% to $146 million

Diversified End Markets

We have a broad customer base that serves a variety of end markets.



38% Automotive Supply
8% Automotive Direct
18% Agricultural / Lawn & Garden
14% Appliance / HVAC
7% Railcar and Transportation
5% Consumer Goods
5% Service Centers
5% Other

in 2005, and we continue to see great opportunities in this developing market. Our Mexican operations enjoy a leadership position in that country's growing steel market.

We made exciting news in October 2005 with the announcement that we reached an agreement to purchase property as part of our plan to construct and operate a new steel processing facility in Juarez, Mexico. The Juarez facility will be located in a fast-growing manufacturing region and will expand our leadership position in Mexico. We expect start-up in the latter half of fiscal 2006.

In fiscal 2005, we continued to expand our existing operations as part of our commitment to maintain the most modern and productive steel processing facilities in North America. During the year, we invested $17 million in capital expenditures focused on automation and process improvements to expand capacity, reduce costs and improve throughput. We will continue to fuel our growth and raise the bar in terms of service, quality and delivery performance through follow-on investments and expansions to our existing operations. Our organization remains committed to and passionate about operational excellence.

Joint Venture Operations

Our Mi-Tech Steel joint venture experienced record earnings in 2005, fueled by a 42% increase in sales that benefited from growing demand from both new domestic auto manufacturers and further penetration into existing North American customers. Mi-Tech Steel has become a highly recognized steel processing company that continues to play an important role in our North American platform. Our ability to go to the market as one face gives us a distinctive operating platform and logistical leverage throughout our locations. Ferrolux Metals Company, LLC, our 49%-owned minority business enterprise, had a very strong year and made a positive contribution to our earnings stream. During 2005, Ferrolux saw its customer base grow as it expanded its servicing for the exposed automotive steel processing markets.

Looking Ahead

As fiscal 2006 begins to unfold, we see an economy that continues to show resilience and end markets that offer us additional growth opportunities. In the near term, while we are sensitive to automotive production levels, current forecasts for 2006 remain steady and compare well with 2005. Longer term, we continue to see the automotive industry as a growth market with new capacity expanding in North America led by investments by new domestic automakers. We intend to participate in this growth while



We will continue to fuel our growth and raise the bar in terms of service, quality and delivery performance through

Follow-on Investments

and expansions to our existing operations.

Capital Investments
1994-2005=$247 million





A significant aspect of our growth strategy involves the successful formation and operation of

Joint Ventures.

Capital Investments
1994-2005=$247 million

Since 1994, we have devoted approximately $7 million in capital investments to help expand our joint venture operations.

We own a 50% interest in Mi-Tech Steel, formed in 1987, which has since grown to encompass five facilities. We also have a 49% interest in Ferrolux Metals.



we continue to diversify and expand our business in many other key end markets, including appliance, HVAC, lawn and garden, consumer products and heavy transportation industries. Our Company's unique and advanced network of facilities offers substantial logistic and service advantages to large North American companies as they continue to streamline their supply base. Our focus is to continue to build upon our platform and heighten the value we bring to our customers and suppliers.

Strategically

We are committed and expect to expand our leadership position in the steel processing industry through people, performance and the execution of our growth strategies. We have highlighted these strategies in our annual report to emphasize the important role these strategies play in our current and future success. We believe our leadership position and financial strength have positioned us well to capitalize on current industry trends and offer a bright future for our Company and shareholders.

Finally, a word about new regulations and corporate governance. The financial report accompanying our letter is the first covered by Section 404 of the Sarbanes-Oxley Act of 2002. We are pleased with the progress we have made to improve our internal business controls and strengthen our financial reporting. Investors demand high standards of governance; promoting sound financial controls is essential to ensuring investor trust.

On behalf of our Board of Directors and employees, thank you for your continued support of Steel Technologies.



Bradford T. Ray
Chairman and Chief Executive Officer



Michael J. Carroll
President and Chief Operating Officer



BRADFORD T. RAY



MICHAEL J. CARROLL

Selected Financial Data

(In thousands, except per share results)

Income Statement Data	Years Ended September 30				
	2005	2004	2003	2002	2001
Sales	$1,001,791	$ 786,852	$ 512,704	$ 475,398	$ 436,655
Cost of goods sold	909,972	695,684	467,780	415,763	388,363
Gross profit	91,819	91,168	44,924	59,635	48,292
Selling, general and administrative expenses	37,267	34,347	28,153	29,664	29,382
Equity in net income (loss) of unconsolidated affiliates [1]	4,937	2,852	1,058	1,540	(6,832)
Operating income [2]	59,489	59,673	17,829	31,511	12,078
Income before income taxes	54,807	55,612	13,292	25,465	5,497
Net income	36,313	35,206	9,152	15,794	764
Diluted earnings per common share	$ 2.77	$ 3.05	$ 0.92	$ 1.60	$ 0.07
Diluted weighted average number of common shares outstanding	13,098	11,533	9,899	9,886	10,308
Basic earnings per common share	$ 2.82	$ 3.12	$ 0.94	$ 1.62	$ 0.07
Basic weighted average number of common shares outstanding	12,894	11,284	9,748	9,762	10,267
Cash dividends per common share	$ 0.25	$ 0.20	$ 0.20	$ 0.16	$ 0.12

Balance Sheet Data	Years Ended September 30				
	2005	2004	2003	2002	2001
Working capital	$ 197,906	$ 195,580	$ 102,850	$ 82,557	$ 80,401
Total assets	428,939	462,560	313,175	305,211	288,210
Long-term debt	80,000	114,000	94,680	74,900	89,110
Shareholders' equity	254,759	218,249	137,941	131,730	124,985

Other Data	Years Ended September 30				
	2005	2004	2003	2002	2001
Capital expenditures, including acquisitions and investments in and advances to unconsolidated affiliates	$ 17,343	$ 17,255	$ 26,462	$ 7,128	$ 11,033
Shareholders' equity per common share	19.71	17.05	14.13	13.63	12.23
Depreciation and amortization	15,306	14,889	13,878	15,108	15,351

[1] 2001 includes $7,500 impairment charge
[2] 2002 and 2001 includes goodwill amortization of $733 and $731, respectively

Selected Quarterly Financial Data
(In thousands, except per share results)

Fiscal Year 2005	First	Second	Third	Fourth
Sales	$ 254,016	$ 286,958	$ 256,432	$ 204,385
Gross profit	32,446	31,690	18,832	8,851
Net income	14,517	15,354	5,671	771
Diluted earnings per common share	$ 1.11	$ 1.17	$ 0.43	$ 0.06
Basic earnings per common share	$ 1.13	$ 1.19	$ 0.44	$ 0.06

Fiscal Year 2004	First	Second	Third	Fourth
Sales	$ 130,789	$ 184,842	$ 232,041	$ 239,180
Gross profit	10,777	19,576	26,409	34,406
Net income	2,398	6,902	10,537	15,369
Diluted earnings per common share	$ 0.24	$ 0.68	$ 0.81	$ 1.18
Basic earnings per common share	$ 0.25	$ 0.70	$ 0.83	$ 1.20

Market Price and Dividend Information

The Company's common stock trades on The NASDAQ Stock Market under the symbol STTX. At December 2, 2005, the Company had approximately 3,500 shareholders, including beneficial owners holding shares in nominee or street name. The Company's current dividend policy provides for semiannual payments of cash dividends. The following table shows cash dividends and high, low and closing prices for the common stock for each quarter of fiscal 2005 and 2004. NASDAQ National Market quotations are based on actual transactions.

	Stock Price			
Fiscal Year 2005	High	Low	Close	Dividends
First Quarter	$ 30.58	$ 22.27	$ 27.51	$ 0.10
Second Quarter	$ 33.56	$ 23.26	$ 23.99	
Third Quarter	$ 24.38	$ 16.49	$ 16.90	$ 0.15
Fourth Quarter	$ 26.83	$ 16.75	$ 25.93	

	Stock Price			
Fiscal Year 2004	High	Low	Close	Dividends
First Quarter	$ 19.44	$ 12.20	$ 17.69	$ 0.10
Second Quarter	$ 20.93	$ 15.51	$ 19.32	
Third Quarter	$ 24.80	$ 18.85	$ 22.08	$ 0.10
Fourth Quarter	$ 26.61	$ 19.38	$ 25.62	

Management's Discussion and Analysis of Financial Condition and Results of Operations

When used in the following discussion, the words "expects," "intends," "anticipates," "believes" and other similar expressions are intended to identify forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Specific risks and uncertainties include, but are not limited to, competitive factors such as pricing and availability of steel; cyclical demand in the steel industry, specifically in the automotive market; our ability to make and integrate acquisitions; our inability to obtain sufficient capital resources to fund our operations and our growth; risk of business interruptions affecting automotive manufacturers; and reliance on key customers. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof. Unless the context otherwise requires, references to "we," "us" or "our" refer collectively to Steel Technologies Inc. and its subsidiaries.

Application of Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates under different assumptions or conditions. On an ongoing basis, we monitor and evaluate our estimates and assumptions.

A summary of significant accounting policies used in the preparation of the consolidated financial statements is described in Note 1 of the Notes to Consolidated Financial Statements.

Our most critical accounting policies include the valuation of accounts receivable, which impacts selling, general and administrative expense, and the assessment of recoverability of goodwill and long-lived assets. Management reviews the estimates, including, but not limited to, the allowance for doubtful accounts on a regular basis and makes adjustments based on historical experiences, current conditions and future expectations. The reviews are performed regularly and adjustments are made as required by currently available information. We believe these estimates are reasonable, but actual results could differ from these estimates.

Allowance for Doubtful Accounts Receivable

Our accounts receivable represent those amounts that have been billed to our customers but not yet collected. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. The factors include historical trends of write-offs, sales, recoveries and credit losses, the monitoring of portfolio credit quality, and current and projected economic and market conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of the ability to make payments beyond previously established terms, additional allowances may be required. Uncollectible accounts receivable are written off against the allowance for doubtful accounts receivable when management determines that the probability of payment is remote and collection efforts have ceased.

Long-Lived Assets

Long-lived assets with estimated useful lives are depreciated to their residual values over those useful lives in proportion to the economic value consumed. We review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation were required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset's carrying value to determine if a write-down to market value or undiscounted cash flows value is required. Future changes in circumstances, cash flow estimates and estimates of fair value could affect the valuations.

Goodwill is reviewed annually, or sooner if indicators of impairment exist, for impairment using the present value technique to determine the estimated fair value of goodwill associated with each reporting entity. If the goodwill is indicated as being impaired (the present value of cash flows (fair value) of the reporting unit is less than the carrying

Management's Discussion and Analysis of Financial Condition and Results of Operations

amount), the fair value of the reporting unit would then be allocated to our assets and liabilities in a manner similar to the purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value of the reporting unit goodwill would then be compared with the carrying amount of the reporting unit goodwill and, if it were less, we would then recognize an impairment loss.

Considerable management judgment is necessary to assess impairment and estimate fair value. The projection of future cash flows for the goodwill impairment analysis requires significant judgment and estimates with respect to future revenues related to the assets and the future cash outlays related to those revenues. Actual revenues and related cash flows or changes in anticipated revenues and related cash flows could result in changes in the assessment and result in an impairment charge. The assumptions used in our evaluations, such as forecasted growth rates, cost of capital, tax rates and residual values are consistent with our internal projections and operating plans. The use of different assumptions, including cash flows and discount rates, could increase or decrease the related impairment charge.

Overview

We are one of the largest independent flat-rolled steel processors in North America. Our North American platform of 20 facilities, including our unconsolidated affiliates, is strategically positioned in the steel producing and consuming markets throughout the United States and Mexico. We bring value to our customers through precision steel processing as well as supply chain management, quality control and technical support. We utilize the most advanced equipment to produce high-quality steel products and specialize in meeting exact specifications for customers in a variety of industries and end use markets including automotive, lawn and garden, appliance and railcar industries. Our broad geographic coverage allows us to provide precision steel products to our customers with efficient just-in-time delivery.

We focus our sales and marketing strategies to more fully leverage our North American platform of value added steel processing facilities. In recent years, we have been successful in growing our volume across all operations and have gained meaningful market growth, both with existing and new customers across a wide range of end use markets. Our broad capabilities and geographic presence offer distinct competitive advantages to customers that have multi-plant operations throughout the United States, Canada and Mexico. This has allowed us to expand with regional and large national accounts.

Sales increased 27% to a record $1,001,791,000 in fiscal 2005 from $786,852,000 in fiscal 2004. Net income increased to a record $36,313,000 or $2.77 per diluted share in fiscal 2005 as compared to $35,206,000 or $3.05 per diluted share in fiscal 2004, on approximately 14% more weighted average diluted shares outstanding. Tons sold of company-owned steel products in fiscal 2005 were 1,170,000, reflecting a decrease of 6% over the record levels of fiscal 2004. We achieved record sales and net income levels despite reduced demand and softer market prices in the latter half of fiscal 2005.

Our gross profit margin was 9.2% in fiscal 2005 compared to 11.6% in fiscal 2004. During the latter half of fiscal 2005, we began to experience slowing demand and a declining price environment resulting in a decrease in our gross profit margin. During the fourth quarter of fiscal 2005, we shipped 254,000 tons, a decrease of 14% from the levels of our third quarter of fiscal 2005 and our average selling price during the fourth fiscal quarter of 2005 declined approximately 8% from the third quarter of fiscal 2005. To mitigate the impact of declining prices, we aggressively reduced our inventory levels during the latter half of fiscal 2005. We began to see improvements in our shipment levels and gross profit margins late in the fourth quarter of fiscal 2005. We estimate our tons sold during the first quarter of fiscal 2006 will increase approximately 5% as compared to the fourth quarter of fiscal 2005.

Our largest unconsolidated affiliate, Mi-Tech Steel, Inc. (Mi-Tech Steel), continues to contribute to our overall success. Mi-Tech Steel generated a 42% increase in sales and 29% growth in tons shipped in fiscal 2005 compared to fiscal 2004 resulting in an increase in net income of 82% in fiscal 2005 compared to fiscal 2004. Mi-Tech Steel has benefited from market share growth with primarily Japanese transplant automotive companies and their part manufacturers and is well positioned in the market for future growth with new domestic automotive customers and other large national accounts.

As our working capital needs declined during this current cycle of economic contraction, we generated a record of approximately $79,221,000 in cash flows from operations and reduced our outstanding borrowings by $34,000,000 during fiscal 2005. We invested approximately $17,343,000 in capital projects to further expand capacity, lower

Management's Discussion and Analysis of Financial Condition and Results of Operations

conversion costs, improve our quality and service to our customers and improve our information systems. We have committed $25,000,000 in capital projects for 2006 to expand our steel processing capabilities, including construction of a new processing facility in Juarez, Mexico.

Financial Highlights (in thousands except per share data, other data and percentages)

	For the Years Ended September 30				
	2005		2004		
	Actual	% of Sales	Actual	% of Sales	% Change
Sales	$ 1,001,791	100.0%	$ 786,852	100.0%	27%
Gross profit	91,819	9.2	91,168	11.6	1
Selling, general and administrative expenses	37,267	3.7	34,347	4.4	9
Equity in net income of unconsolidated affiliates	4,937	0.5	2,852	0.4	73
Operating income	59,489	5.9	59,673	7.6	0
Interest expense, net	4,626	0.5	4,029	0.5	15
Net income	36,313	3.6%	35,206	4.5	3
Diluted earnings per common share	$ 2.77		$ 3.05		(9)
Cash dividends per common share	$ 0.25		$ 0.20		25
Other Data					
Average days sales outstanding	40.3		56.5		(29)
Inventory turnover	7.5		3.9		92
Return on equity	14.3%		16.1%		(11)

Results of Operations – Fiscal 2005 Compared to Fiscal 2004

Sales

We achieved net sales of $1,001,791,000 for the fiscal year ended September 30, 2005, an increase of 27% from sales of $786,852,000 for the fiscal year ended September 30, 2004. Tons shipped of company-owned steel products in fiscal 2005 decreased approximately 6% to 1,170,000 tons compared to record levels in fiscal 2004 as a result of weaker demand primarily during the latter half of fiscal 2005. The average selling price of company-owned steel products increased approximately 37% for fiscal 2005 as compared to the previous year.

Gross profit

In fiscal 2005 our gross profit margin was 9.2% compared to 11.6% for fiscal 2004. During the latter half of fiscal 2005, we began to experience slowing demand and declining price environment resulting in a decrease in our gross profit margin. Cost of goods sold increased 30.8% in fiscal 2005 compared to fiscal 2004. Cost of materials sold increased $211,293,000 primarily due to increased raw material costs. The remaining increase in cost of goods sold of $2,995,000 was primarily a result of increased labor costs and related fringe benefits and increased delivery costs primarily in the first half of fiscal 2005.

Selling, general and administrative expenses

Selling, general and administrative costs for fiscal 2005 were $37,267,000 compared to $34,347,000 for fiscal 2004, an increase of $2,920,000. The increase is primarily attributable to increases in professional services of $1,355,000 principally to comply with Sarbanes-Oxley legislation, increases in administrative wages of $637,000 primarily from increases in personnel to support our growth, an increase in depreciation expense of $381,000 primarily related to investments in our information systems, an increase in training costs of $259,000 and an increase of $164,000 in remaining selling, general and administrative expenses. In addition, more normalized payroll and property tax expenses

Management's Discussion and Analysis of Financial Condition and Results of Operations

in fiscal 2005 contributed to an increase of approximately $740,000 due primarily to non-recurring expense reductions in 2004 for a state payroll tax incentive and a state property tax benefit. These increases were offset primarily by a decrease in bad debt expense of $616,000 attributable to bad debt recoveries during the fourth quarter of fiscal 2005.

Selling, general and administrative costs were 3.7% and 4.4% of sales in 2005 and 2004, respectively. We continue to actively manage the level at which selling, general and administrative expenses are added to our cost structure.

Equity in net income of unconsolidated affiliates

Our share of the income of our unconsolidated affiliates increased to $4,937,000 for fiscal 2005 compared to $2,852,000 for fiscal 2004. Mi-Tech Steel generated a 42% increase in sales and 29% growth in tons shipped in fiscal 2005 compared to fiscal 2004 resulting in an increase in net income of 82% in fiscal 2005 compared to fiscal 2004. Mi-Tech Steel has benefited from market share growth with primarily Japanese transplant automotive companies and their part manufacturers and is well positioned in the market for future growth with new domestic automotive customers and other large national accounts.

Interest expense

Net interest expense for fiscal 2005 increased to $4,626,000 from $4,029,000 for fiscal 2004. The increase is primarily attributable to higher interest rates on both variable and fixed rate debt during fiscal 2005 as compared to fiscal 2004 partially offset by a reduction in outstanding debt of $34,000,000 during fiscal 2005 including $20,000,000 paid in September 2005 and a $269,000 expense included in fiscal 2004 related to the early retirement of our private placement note in June 2004.

Income tax expense

For fiscal 2005 and 2004 our effective income tax rate was 33.7% and 36.7%, respectively. During the second quarter of fiscal 2005, we recorded an income tax benefit of approximately $830,000 to reflect changes in tax laws effective January 1, 2005 for our Mexican operations, which resulted in a 1.5% reduction in our effective income tax rate during fiscal 2005. Higher earnings from Mi-Tech Steel, which are not fully taxable to our Company, reduced our effective income tax by 2.5% in fiscal 2005 compared to 1.4% in fiscal 2004. In addition, more favorable state income tax apportionments than originally estimated offset by a state income tax adjustment resulted in a 0.4% increase in our effective income tax rate during the fourth quarter of fiscal 2005.

Results of Operations – Fiscal 2004 Compared to Fiscal 2003

Sales

We posted net sales of $786,852,000 for the fiscal year ended September 30, 2004, an increase of 53% from sales of $512,704,000 for the fiscal year ended September 30, 2003. Tons shipped of company-owned steel products in fiscal 2004 increased approximately 31% to 1,248,000 tons compared to fiscal 2003 as a result of continued market growth with large national accounts and improved economic conditions. The average selling price of company-owned steel products increased approximately 18% for fiscal 2004 as compared to the previous year.

Gross profit

In fiscal 2004 our gross profit margin was 11.6% compared to 8.8% for fiscal 2003. Our gross profit margin improved somewhat from an escalating price environment due to rising raw material costs. Cost of goods sold increased 48.7% in fiscal 2004 compared to fiscal 2003. Cost of materials sold increased $210,218,000 due to higher sales volume and increased raw material costs. The remaining increase in cost of goods sold of $17,686,000 was primarily a result of increased labor costs and related fringe benefits and increased delivery costs due to higher sales volume.

Selling, general and administrative expenses

Selling, general and administrative costs for fiscal 2004 were $34,347,000 compared to $28,153,000 for fiscal 2003, an increase of $6,194,000. The increase was primarily attributable to an increase in company wide bonus plan

Management's Discussion and Analysis of Financial Condition and Results of Operations

expenses of approximately $4,266,000 which were tied to company profits, higher selling and travel expenses of $1,846,000 to increase our market coverage, an increase in bad debt expense of $436,000 attributable to higher sales levels and an increase of $386,000 in remaining general expenses. The increase was partially offset by cost reductions achieved in 2004 in the amount of $740,000 from a combined non-recurring state payroll tax incentive and a reduction of property tax expenses as a result of receiving an assessment at amounts significantly lower than estimated. Selling, general and administrative costs were 4.4% and 5.5% of sales in 2004 and 2003, respectively.

Equity in net income of unconsolidated affiliates

Our share of the income of our unconsolidated affiliates increased to $2,852,000 for fiscal 2004 compared to $1,058,000 for fiscal 2003. Our largest unconsolidated affiliate, Mi-Tech Steel, experienced 47% sales growth during fiscal 2004 as compared to fiscal 2003. The continued ramping up of the Nissan Motor Co., Ltd.'s new Canton, Mississippi operation contributed positively to Mi-Tech Steel's earnings. Mi-Tech Steel's newest facility located near the Nissan Mississippi operation completed a $4,000,000 follow-on expansion to handle automotive exposed processing to service Nissan and other businesses in the southern region of the U.S.

Interest expense

Net interest expense for fiscal 2004 decreased to $4,029,000 from $4,906,000 for fiscal 2003. The decrease was primarily attributable to lower interest rates on variable rate debt during fiscal 2004 as compared to fiscal 2003 partially offset by a $269,000 expense related to the early retirement of our private placement note in June 2004.

Gain on disposals/writeoffs of property, plant and equipment

In fiscal 2003, we recorded a $369,000 pre-tax gain on disposals/writeoffs of property, plant and equipment primarily from the sale of our Elkton, Maryland facility.

Income tax expense

For fiscal 2004 and 2003 our effective income tax rate was 36.7% and 31.1%, respectively. During fiscal 2003, we recorded an income tax benefit of approximately $294,000 attributable to state and foreign income tax apportionment that was more favorable than originally estimated and recognized a non-recurring state income tax benefit of approximately $200,000. These items decreased the effective income tax by 3.8% in fiscal 2003.

Liquidity and Capital Resources

At September 30, 2005, we had $197,906,000 of working capital, maintained a current ratio of 3.66:1 and had total debt at 24% of total capitalization. Generally, in periods of economic expansion and increased demand for our products, our working capital requirements increase. Conversely, in periods of economic contraction and reduced demand for our products, our working capital requirements decrease.

Average days sales outstanding to customers was 40 days as of September 30, 2005 from favorable collection results compared to 57 as of September 30, 2004. We expect average days sales outstanding to return to a more normal trend of approximately 45 days during the first quarter of fiscal 2006. Average days inventory was 48 days as of September 30, 2005 compared to 92 days as of September 30, 2004. To mitigate the short term impact of declining prices, we aggressively reduced our inventory levels during the latter half of fiscal 2005. We expect to return to more normal levels of approximately 60 days during the first quarter of fiscal 2006.

Our average payment days to suppliers was 24 days as of September 30, 2005 compared to 47 days as of September 30, 2004. We expect average payment days to suppliers to increase to more normal levels of approximately 30 days during the first quarter of fiscal 2006.

During fiscal 2005, cash provided by operations was $79,221,000, primarily from net income, depreciation expense of $15,306,000 and changes in working capital. We decreased inventories by $58,146,000 and accounts receivable by $11,489,000, which was partially offset by a decrease in accounts payable by $31,911,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital expenditures for 2005 totaled $17,343,000 primarily to further expand capacity, lower conversion costs, improve our quality and service to our customers and improve our information systems. We have committed $25,000,000 in capital projects for 2006 to expand our steel processing capabilities, including construction of a new processing facility in Juarez, Mexico.

We maintain an equity investment of approximately $25,744,000 in our 90%-owned Mexican subsidiary. Additional investments in our Mexican operations, if required, would be financed with cash and available funds from our bank line of credit.

The translation of the financial statements of our Mexican subsidiary from local currencies to the U.S. dollar subjects us to exposure relating to fluctuating exchange rates. However, this exposure is mitigated somewhat by a large percentage of transactions denominated in the U.S. dollar. We consider the Mexican peso a relatively stable currency and do not typically manage our related foreign currency exchange rate risk through the use of financial instruments. Foreign currency transaction (losses) gains are included in sales when incurred and were ($855,000), $468,000 and $353,000 for the fiscal years ending 2005, 2004 and 2003, respectively.

We maintain a 50% equity investment in Mi-Tech Steel and a 49% equity investment in Ferrolux Metals. Additional equity contributions to our unconsolidated affiliates are not required and we do not guarantee any obligations of our unconsolidated affiliates. While distributions from Mi-Tech Steel are permitted, if authorized by Mi-Tech Steel's board of directors, such distributions are restricted by one of Mi-Tech Steel's loan agreements. Such restrictions limit distributions to 15% of Mi-Tech Steel's net income in any fiscal year. Distributions from Mi-Tech Steel are not, and are not expected to be, material sources of liquidity for us. Mi-Tech Steel's liquidity needs are met primarily by their cash flows from operating activities and existing line of credit facility. Cash flows from operations and available borrowing capabilities are expected to meet Mi-Tech Steel's future needs. On June 30, 2005, Mi-Tech Steel repaid us its $2,000,000 loan plus accrued interest of approximately $139,000.

On October 21, 2004, we issued $50,000,000 in unsecured senior notes which have an average term of 9.4 years and a blended interest rate of 5.67%. The notes are comprised of $10,000,000 of 5.33% Series A Senior Notes due October 21, 2011 and $40,000,000 of 5.75% Series B Senior Notes due October 21, 2014. The proceeds from the notes were used to reduce borrowings outstanding on our revolving line of credit facility.

Borrowings and repayments under our line of credit agreement are initiated as needed to fund our operating and investing activities described above. During fiscal 2005, we borrowed $88,000,000 to finance our working capital needs and repaid $122,000,000 on our indebtedness. The amount repaid includes the use of the proceeds received from the $50,000,000 unsecured senior notes described above.

We have a $135,000,000 unsecured revolving credit facility. Under certain circumstances, the facility can be expanded to $200,000,000. Subsequent to year end, on October 11, 2005, we amended our facility with our existing banking group to extend the maturity date to October 2010 and improve our interest rates. Interest on the facility is paid with various variable options on the interest rate, none of which are greater than the bank's prime. We can elect to use both the LIBOR based interest rate and the prime interest rate on our outstanding borrowings under the agreement. At September 30, 2005, there was $30,000,000 outstanding on this credit facility.

Provisions contained in our revolving credit facility and unsecured senior notes require us to maintain specified levels of net worth, maintain certain financial ratios and limit capital expenditures, operating leases, capital leases and additional debt. We are in compliance with our loan covenants, and none of these covenants would restrict the completion of currently planned capital expenditures.

Cash Requirements, Contractual Obligations and Contingencies

Our liquidity needs are met primarily by our cash flows from operating activities and our line of credit facility. Operating cash flows are somewhat influenced by cyclicality of demand in the steel industry, especially in the automotive market. We anticipate borrowing on our existing line of credit facility to support our continued growth and to meet our working capital needs. Cash flows from operations and available borrowing capabilities are expected to meet our future needs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We have entered into leases to meet the needs of our facilities. The following table summarizes the annual payments of outstanding debt, interest and non-cancelable leases required as of September 30, 2005. Interest payments below include the estimated contractual interest payments under our debt agreements net of the effect of the associated interest rate swap agreement, assuming no change in the variable LIBOR rate or amounts outstanding under our existing debt agreements as of September 30, 2005.

	Debt	Interest	Leases
2006	$ –	$ 4,313,000	$ 1,173,000
2007	–	4,351,000	1,081,000
2008	–	4,332,000	955,000
2009	30,000,000	4,013,000	658,000
2010	–	2,833,000	221,000
After 2010	50,000,000	9,969,000	45,000
Total	$ 80,000,000	$ 29,811,000	$ 4,133,000

Subsequent to year end, on October 11, 2005, the Company amended its unsecured revolving credit facility with its existing banking group to extend the maturity date to October 2010 and improve interest rates.

In order to mitigate a portion of the market risk on its variable rate debt, we entered into an interest rate swap contract with a major financial institution on June 20, 2005. The interest rate swap contract will commence December 8, 2005. Under the terms of the contract, which matures in September 2008, the Company will receive a LIBOR based variable interest rate (3.54% at September 30, 2005) and pay a fixed interest rate of 4.31% on a notional amount of $30,000,000.

In July 2005, union employees in our Canton, Michigan facility ratified a contract which expires in March 2010.

At this time, we have no other known material obligations, commitments or demands that must be met beyond the next twelve months.

We believe all manufacturing facilities are in compliance with applicable federal and state environmental regulations. We are not presently aware of any fact or circumstance, which would require the expenditure of material amounts for environmental compliance.

Related Party Transactions

We have various transactions at prevailing market prices with Mi-Tech Steel (see Note 5 of our Notes to Consolidated Financial Statements).

We sell scrap steel products at prevailing market prices to a company owned by Stuart N. Ray, an officer and director of Steel Technologies (see Note 16 of our Notes to Consolidated Financial Statements). Management reports these transactions to the Audit Committee of the Board of Directors as frequently as requested by the Committee, but at least annually. Most recently, in April 2005, the Audit Committee reviewed and approved these transactions. We have the ability to continue or cease selling scrap steel to this company at any time.

Impact of Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123(R), "Share-Based Payment," that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and requires instead that such transactions be accounted for using a fair-value based method.

Management's Discussion and Analysis of Financial Condition and Results of Operations

SFAS No. 123(R) is effective for any annual period beginning after June 15, 2005 and permits public companies to choose between a "modified prospective" method and a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized for all share-based payments granted after the effective date and for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. Under the "modified retrospective" method, compensation cost is recognized using the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures for either all prior periods presented or prior interim periods of the year of adoption.

The Company adopted SFAS No. 123(R) on October 1, 2005 and has chosen the "modified prospective" method. The adoption of SFAS No. 123(R) on October 1, 2005 did not have a material impact on our financial position, results of operations or cash flows. Stock option expense after the adoption of SFAS No. 123(R) is not expected to be materially different than the table in Note 1 and is dependent on levels of share-based payments granted in the future.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20, "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for our Company as of October 1, 2006. We will apply the requirements of SFAS No. 154 on any changes in accounting principles made on or after October 1, 2006.

On October 22, 2004 the American Jobs Creation Act of 2004 was passed and is effective for fiscal 2006. This law provides a phased in deduction for a percentage of qualified income from domestic production activities and a special one-time tax deduction on the repatriation of foreign earnings. We are assessing the impact of this change in tax on our financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, "Accounting for Nonmonetary Transactions," provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 became effective for our Company as of July 1, 2005 and did not have a material impact on our financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage, and requires that these items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 151 on October 1, 2005 did not have a material impact on our financial position, results of operations or cash flows.

Consolidated Balance Sheets

(In thousands, except shares)

	September 30	
	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 30,991	$ 2,273
Trade accounts receivable, less allowance for doubtful accounts: $4,903 in 2005 and $3,318 in 2004	112,033	123,546
Inventories	121,423	178,490
Deferred income taxes	1,621	2,025
Prepaid expenses and other assets	6,289	5,629
Total current assets	272,357	311,963
Property, plant and equipment (at cost), net of accumulated depreciation	110,501	108,593
Investments in and advances to unconsolidated affiliates	25,182	22,312
Goodwill	18,148	18,148
Other assets	2,751	1,544
	$ 428,939	$ 462,560
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 59,559	$ 90,859
Accrued liabilities	13,394	13,511
Income taxes payable	1,244	6,278
Deferred income taxes	254	5,735
Total current liabilities	74,451	116,383
Long-term debt	80,000	114,000
Deferred income taxes	15,972	12,114
Other long-term liabilities	3,757	1,814
Total liabilities	174,180	244,311
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value; 500,000 shares authorized; none issued or outstanding	–	–
Common stock, no par value; 50,000,000 shares authorized; issued and outstanding shares: 12,927,826 in 2005 and 12,804,073 in 2004	70,662	69,466
Treasury stock at cost: 2,635,114 shares in 2005 and 2,626,742 shares in 2004	(24,475)	(24,238)
Additional paid-in capital	5,494	5,170
Retained earnings	207,116	174,025
Accumulated other comprehensive loss	(4,038)	(6,174)
Total shareholders' equity	254,759	218,249
	$ 428,939	$ 462,560

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share results)

	For the Years Ended September 30		
	2005	2004	2003
Sales	$ 1,001,791	$ 786,852	$ 512,704
Cost of goods sold	909,972	695,684	467,780
Gross profit	91,819	91,168	44,924
Selling, general and administrative expenses	37,267	34,347	28,153
Equity in net income of unconsolidated affiliates	4,937	2,852	1,058
Operating income	59,489	59,673	17,829
Interest expense, net	4,626	4,029	4,906
Loss (gain) on disposals/writeoffs of property, plant and equipment	56	32	(369)
Income before income taxes	54,807	55,612	13,292
Provision for income taxes	18,494	20,406	4,140
Net income	$ 36,313	$ 35,206	$ 9,152
Diluted weighted average number of common shares outstanding	13,098	11,533	9,899
Diluted earnings per common share	$ 2.77	$ 3.05	$ 0.92
Basic weighted average number of common shares outstanding	12,894	11,284	9,748
Basic earnings per common share	$ 2.82	$ 3.12	$ 0.94

Consolidated Statements of Comprehensive Income

(In thousands)

	For the Years Ended September 30		
	2005	2004	2003
Net income	$ 36,313	$ 35,206	$ 9,152
Foreign currency translation adjustment	2,021	(902)	(2,201)
Change in unrealized gain or loss on cash flow hedges, net of tax expense of $70 in 2005, $92 in 2004 and $287 in 2003	115	160	460
Net other comprehensive income (loss)	2,136	(742)	(1,741)
Comprehensive income	$ 38,449	$ 34,464	$ 7,411

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except per share amounts)

	For the Years Ended September 30, 2005, 2004 and 2003							
	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount				
Balances, September 30, 2002	9,663	$18,733	2,519	$(22,090)	$ 4,909	$133,869	$ (3,691)	$131,730
Net income						9,152		9,152
Net issuance of common stock under incentive stock option plan	102	1,638	55	(1,079)				559
Tax effect of options exercised - disqualifying dispositions					189			189
Cash dividends on common stock ($.20 per share)						(1,948)		(1,948)
Foreign currency translation							(2,201)	(2,201)
Change in unrealized loss on cash flow hedges, net of tax							460	460
Balances, September 30, 2003	9,765	20,371	2,574	(23,169)	5,098	141,073	(5,432)	137,941
Net income						35,206		35,206
Net issuance of common stock under public offering	2,905	47,322						47,322
Net issuance of common stock under incentive stock option plan	134	1,773	53	(1,069)				704
Tax effect of options exercised - disqualifying dispositions					72			72
Cash dividends on common stock ($.20 per share)						(2,254)		(2,254)
Foreign currency translation							(902)	(902)
Change in unrealized loss on cash flow hedges, net of tax							160	160
Balances, September 30, 2004	12,804	69,466	2,627	(24,238)	5,170	174,025	(6,174)	218,249
Net income						36,313		36,313
Net issuance of common stock under incentive stock option plan	124	1,196	8	(237)				959
Tax effect of options exercised - disqualifying dispositions					324			324
Cash dividends on common stock ($.25 per share)						(3,222)		(3,222)
Foreign currency translation							2,021	2,021
Change in unrealized gain on cash flow hedges, net of tax							115	115
Balances, September 30, 2005	12,928	$70,662	2,635	$(24,475)	$ 5,494	$207,116	$ (4,038)	$254,759

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended September 30		
	2005	2004	2003
Cash Flows From Operating Activities:			
Net income	$ 36,313	$ 35,206	$ 9,152
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	15,306	14,889	13,878
Deferred income taxes	(1,606)	2,241	1,315
Equity in net income of unconsolidated affiliates	(4,937)	(2,852)	(1,058)
Provision for bad debts	1,094	1,710	1,274
Loss (gain) on disposals/writeoffs of property, plant and equipment	56	32	(369)
Increase (decrease) in cash resulting from changes in:			
Trade accounts receivable	11,489	(51,248)	(2,222)
Inventories	58,146	(94,769)	3,608
Prepaid expenses and other assets	(877)	(2,053)	(1,805)
Accounts payable	(31,911)	41,638	(15,193)
Income taxes payable	(4,894)	7,145	(2,934)
Accrued liabilities	1,042	5,033	456
Net cash provided by (used in) operating activities	79,221	(43,028)	6,102
Cash Flows From Investing Activities:			
Purchases of property, plant and equipment	(17,343)	(17,255)	(14,637)
Proceeds from sale of property, plant and equipment	602	–	2,603
Acquisition	–	–	(9,825)
Distributions from unconsolidated affiliates	–	211	45
Investment in and advances to unconsolidated affiliates	2,000	–	(2,000)
Net cash used in investing activities	(14,741)	(17,044)	(23,814)
Cash Flows From Financing Activities:			
Proceeds from long-term debt	88,000	88,000	58,500
Principal payments on long-term debt	(122,000)	(74,400)	(38,759)
Cash dividends on common stock	(3,222)	(2,254)	(1,948)
Net issuance of common stock	959	48,026	559
Other	–	175	175
Net cash (used in) provided by financing activities	(36,263)	59,547	18,527
Effect of exchange rate changes on cash	501	40	(184)
Net increase (decrease) in cash and cash equivalents	28,718	(485)	631
Cash and cash equivalents, beginning of year	2,273	2,758	2,127
Cash and cash equivalents, end of year	$ 30,991	$ 2,273	$ 2,758
Supplemental Cash Flow Disclosures:			
Cash payments for interest	$ 3,994	$ 4,200	$ 4,878
Cash payments for taxes	$ 24,971	$ 10,941	$ 5,636
Supplemental Schedule of Noncash Investing and Financing Activities:			
Fair value of assets acquired	$ –	$ –	$ 9,845
Liabilities assumed	–	–	20
Net cash paid	$ –	$ –	$ 9,825

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies:

Description of the Business: Steel Technologies Inc. is an intermediate steel processor engaged in the business of processing flat rolled steel to specified thickness, width, temper and finish requirements for customers' manufacturing processes. A majority of its sales are to industrial customers in North America, manufacturing component parts for use in the automotive industry. Steel Technologies Inc. operates in one reportable segment.

Principles of Consolidation: The consolidated financial statements include the accounts of Steel Technologies Inc. and its majority-owned subsidiaries (the Company). The Company's investments in unconsolidated affiliates are accounted for by the equity method based on the percentage of common ownership and control. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value due to the short-term maturity of the securities.

Allowance for Doubtful Accounts Receivable: The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. The factors include historical trends of write-offs, sales, recoveries and credit losses; the monitoring of portfolio credit quality; and current and projected economic and market conditions. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of the ability to make payments beyond previously established terms, additional allowances may be required. Uncollectible accounts receivable are written off against the allowance for doubtful accounts receivable when management determines that the probability of payment is remote and collections efforts have ceased.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for all inventories.

Depreciation and Amortization: Depreciation is computed using the straight-line method with the following estimated useful lives:

Buildings and improvements	10-25 years
Machinery and equipment	3-12 years

When properties are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in results of operations. Maintenance and repairs are expensed in the year incurred. The Company capitalizes interest costs as part of the cost of constructing major facilities. Interest costs of $290,000, $178,000 and $167,000 were capitalized in 2005, 2004 and 2003, respectively.

Long-Lived Assets: We review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset's carrying value to determine if a write-down to market value or undiscounted cash flows value is required.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired through acquisitions accounted for using the purchase method of accounting. Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets" and ceased amortization of goodwill. Under SFAS No. 142, goodwill is no longer amortized but is tested for impairment annually using a fair-value based approach. The annual impairment test was performed during the fourth quarter of fiscal 2005 and no impairments were indicated.

Revenue Recognition: The Company recognizes revenue for the sale of Company-owned products when the customer takes title to goods shipped, risk of loss passes to the customer, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Company recognizes revenue from toll processing services upon shipment of goods. Sales returns and allowances are recorded as reductions to sales and are provided for based on historical experience and current customer activities.

Shipping and Handling Fees and Costs: Shipping and handling fees billed to customers are included in sales and shipping and handling costs incurred by the Company are included in cost of goods sold.

Advertising Expense: The Company expenses advertising costs as incurred.

Stock-Based Compensation: At September 30, 2005, the Company had stock-based compensation plans which are described more fully in Note 14. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the Company follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees,"

Notes to Consolidated Financial Statements

and related Interpretations in accounting for its stock option plans under the intrinsic value based method. Accordingly, no stock-based compensation expense has been recognized for stock options issued under the plans as all stock options granted under the plans had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted net income per share would have been impacted as follows (in thousands except per share data):

(In thousands, except per share results)	For the Years Ended September 30		
	2005	2004	2003
Net income - as reported	$ 36,313	$ 35,206	$ 9,152
Total stock-based employee compensation expense (benefit) determined under fair value based method for all awards, net of taxes	205	395	160
Net income - pro forma	$ 36,108	$ 34,811	$ 8,992
Diluted net income per share - as reported	$ 2.77	$ 3.05	$ 0.92
Diluted net income per share - pro forma	$ 2.76	$ 3.02	$ 0.91
Basic net income per share - as reported	$ 2.82	$ 3.12	$ 0.94
Basic net income per share - pro forma	$ 2.80	$ 3.08	$ 0.92

The Company adopted SFAS No. 123(R), "Share-Based Payment," on October 1, 2005 and the adoption of SFAS No. 123(R) did not have a material impact on our financial position, results of operations or cash flows (see Note 18). Stock option expense after the adoption of SFAS No. 123(R) is not expected to be materially different than the table above and is dependent on levels of share-based payments granted in the future.

Self-Insurance: The Company is self-insured for employees' medical claims and participates in an insurance captive for workers' compensation, general liability and automobile insurance claims, with stop-loss coverage provided by a commercial insurer. The Company maintains an accrual for the estimated cost to settle open claims as well as an estimate of the cost of claims that have been incurred but not reported. These estimates take into account valuations from third party actuaries, current and historical trends and changes in our business and workforce. The accruals for self-insurance could be affected if future occurrences and claims are different from assumptions used and historical trends.

Earnings Per Common Share: Earnings per share for all periods presented have been calculated and presented in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Foreign Currency Translation: The Mexican subsidiary uses the peso as the functional currency and the assets and liabilities of the Mexican subsidiary are translated into U.S. dollars at the year-end rate of exchange, and revenues and expenses are translated at average rates of exchange in effect during the period. Resulting translation adjustments are reported as a component of comprehensive income. Foreign currency transaction (losses) gains are included in sales when incurred and were ($855,000), $468,000 and $353,000 for the fiscal years ending 2005, 2004 and 2003, respectively.

Comprehensive Loss: Accumulated other comprehensive loss consists of the following:

(In thousands)	September 30	
	2005	2004
Cumulative translation adjustment	$ 4,153	$ 6,174
Unrealized gain on cash flow hedges, net of tax	(115)	–
	$ 4,038	$ 6,174

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain prior year amounts have been reclassified to conform with the current year presentation with no effect on net income or shareholders' equity.

Notes to Consolidated Financial Statements

2. Acquisitions:

On March 7, 2003, the Company completed the purchase of certain assets from Cold Metal Products, Inc. (Cold Metal Products) as approved by the U.S. Bankruptcy Court in Youngstown, Ohio. The purchase price consisted of approximately $9,825,000 and the assumption of approximately $20,000 of liabilities. The assets purchased included land, building and certain steel processing equipment at the Ottawa, Ohio facility, certain equipment located in Indianapolis, Indiana and selected inventory and accounts receivable. The Company financed the acquisition with its existing credit facility.

The acquisition has been recorded under the purchase method of accounting, with the operating results being included in the Company's consolidated financial statements since the date of acquisition. The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of the assets of Cold Metal Products had occurred at the beginning of the corresponding period.

(In thousands, except per share data)	Year Ended September 30 2003
Sales	$ 524,368
Net income	$ 9,039
Diluted net income per share	$ 0.91
Basic net income per share	$ 0.93

This pro forma information is presented for informational purposes only and is not necessarily indicative of future operating results.

3. Inventories:

Inventories consist of:

	September 30	
(In thousands)	2005	2004
Raw materials	$ 86,496	$ 132,570
Finished goods and work in process	34,927	45,920
	$ 121,423	$ 178,490

4. Property, Plant and Equipment:

Property, plant and equipment and related accumulated depreciation consist of the following:

	September 30	
(In thousands)	2005	2004
Land and improvements	$ 6,344	$ 6,283
Buildings and improvements	73,979	65,847
Machinery and equipment	157,425	151,641
Construction in progress	7,646	9,124
	245,394	232,895
Less accumulated depreciation	134,893	124,302
	$ 110,501	$ 108,593

5. Investments in and Advances to Unconsolidated Affiliates:

Mi-Tech Steel, Inc. (Mi-Tech Steel) owns and operates five high-volume steel processing facilities to serve Japanese and domestic automotive and appliance parts manufacturers in the United States. Summarized condensed consolidated financial information of Mi-Tech Steel, a fifty percent owned company accounted for by the equity method follows:

Notes to Consolidated Financial Statements

Balance Sheets (In thousands)	September 30 2005	September 30 2004
Assets :		
Current assets	$ 82,596	$ 98,154
Other assets	31,076	33,436
Liabilities:		
Current liabilities	$ 36,726	$ 65,786
Long-term liabilities	30,457	28,654

Statements of Income (In thousands)	For the Years Ended September 30 2005	2004	2003
Net sales	$ 297,877	$ 209,972	$ 142,559
Gross profit	$ 25,107	$ 15,672	$ 8,829
Net income	$ 9,310	$ 5,109	$ 1,581

The Company's equity in undistributed net income of Mi-Tech Steel was $13,631,000 and $8,976,000 at September 30, 2005 and 2004, respectively. While distributions from Mi-Tech Steel are permitted if authorized by Mi-Tech Steel's Board of Directors, such distributions are restricted by one of Mi-Tech Steel's loan agreements by limiting distributions to 15% of Mi-Tech Steel's net income in any fiscal year.

Pursuant to an agreement, the Company loaned Mi-Tech Steel $2,000,000 on September 30, 2003. The loan and accrued interest of $139,000 were repaid on June 30, 2005.

The Company has various other transactions with Mi-Tech Steel. Both the Company and Mi-Tech Steel buy and sell products and services at prevailing market prices from each other. Beginning in February 2005, the Company incurred expenses from Mi-Tech Steel for toll processing and storage services provided at its Decatur, Alabama facility at agreed upon rates. Prior to February 2005, Mi-Tech Steel was reimbursed for operating costs incurred at its Decatur, Alabama facility by its owners. Equity in the net income of Mi-Tech Steel and management fee income are also included in operating income of the Company. A summary of transactions between the Company and Mi-Tech Steel during fiscal 2005, 2004 and 2003 follows:

(In thousands)	For the Years Ended September 30 2005	2004	2003
Sales to and management fee income from Mi-Tech Steel	$ 3,736	$ 2,881	$ 2,672
Purchases from and expense reimbursements to Mi-Tech Steel	$ 2,102	$ 1,688	$ 817
Interest income from Mi-Tech Steel	$ 72	$ 67	$ –
Equity in net income of Mi-Tech Steel	$ 4,655	$ 2,555	$ 790

As a result of the transactions above, accounts receivable from Mi-Tech Steel was $302,000 and $612,000 as of September 30, 2005 and 2004, respectively. Accounts payable to Mi-Tech Steel was $103,000 and $1,647,000 as of September 30, 2005 and 2004, respectively.

6. Long-term Debt:

Long-term debt consists of the following:

(In thousands)	September 30 2005	September 30 2004
Notes payable to bank, unsecured under current line of credit; interest rates at September 30, 2005 was 4.29% and in 2004 ranged from 3.20% to 4.75%	$ 30,000	$ 114,000
Series A Senior Notes payable, unsecured, due October 2011; interest due semiannually at 5.33%	10,000	–
Series B Senior Notes payable, unsecured, due October 2014; interest due semiannually at 5.75%	40,000	–
	80,000	114,000
Less amount due within one year	–	–
	$ 80,000	$ 114,000

Notes to Consolidated Financial Statements

In September 2004, the Company entered into a $135,000,000 unsecured revolving credit facility with its existing bank group which matures in September 2009. Under certain circumstances, the new facility can be expanded to $200,000,000. Interest on the facility is paid with various variable options on the interest rate, none of which are greater than the bank's prime. The Company can elect to use both the LIBOR based interest rate and the prime interest rate on its outstanding borrowings under the agreement. At September 30, 2005, there was $30,000,000 outstanding on this credit facility.

In October 2004, the Company issued $50,000,000 in unsecured senior notes. The notes are comprised of $10,000,000 of 5.33% Series A Senior Notes due October 21, 2011 and $40,000,000 of 5.75% Series B Senior Notes due October 21, 2014.

Provisions contained in the Company's revolving credit facility and unsecured senior notes require the Company to maintain specified levels of net worth, maintain certain financial ratios and limit capital expenditures, operating leases, capital leases and additional debt. The Company estimates that the fair value of fixed interest debt instruments approximates $49,638,000 at September 30, 2005. The fair value of the Company's debt is estimated based on quoted market rates or current rates offered to the Company on comparable remaining maturities.

The aggregate amount of all long-term debt to be repaid for the years following September 30, 2005 is (in thousands):

2006 – 2008	$ –
2009	30,000
2010	–
Thereafter	50,000
	$ 80,000

Subsequent to year end, on October 11, 2005, the Company amended its unsecured revolving credit facility with its existing banking group to extend the maturity date to October 2010 and improve interest rates.

7. Financial Instruments:

In order to mitigate a portion of the market risk on its variable rate debt, the Company entered an interest rate swap contract with a major financial institution on June 20, 2005. The interest rate swap contract will commence December 8, 2005. Under the terms of the contract, which matures in September 2008, the Company will receive a LIBOR based variable interest rate (3.54% at September 30, 2005) and pay a fixed interest rate of 4.31% on a notional amount of $30,000,000. Two interest rate swap contracts were also entered into in August 2001. Under the terms of the first contract, which matured in August 2003, the Company received a LIBOR based variable rate and paid a fixed interest rate of 4.24% on a notional amount of $15,000,000. Under the terms of the second contract, which matured in February 2004, the Company received a LIBOR based variable rate and paid a fixed interest rate of 4.48% on a notional amount of $15,000,000. The variable interest rates paid on these contracts are determined based on LIBOR on the last day of the applicable borrowing period, which is consistent with the variable rate determination on the underlying debt.

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, establishes accounting and reporting standards requiring that every derivative financial instrument be recorded on the balance sheet at its fair value. SFAS No. 133 requires all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value, and sets forth the manner in which gains and losses thereon are to be recorded. The treatment of such gains or losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. Gains and losses for qualifying hedges can be deferred in accumulated other comprehensive income and recognized in the income statement along with the related results of the hedged item. SFAS No. 133 requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for hedge accounting treatment.

The Company designated its interest rate swap contracts as a cash flow hedge of anticipated interest payments under its variable rate line of credit agreement. Gains and losses on these swaps are recorded in accumulated other comprehensive income and are reclassified into net income as interest expense, net in the periods in which the related variable interest is paid. The Company estimates that the fair value of the interest rate swap contract approximates $185,000 at September 30, 2005. The fair value of this contract debt is estimated based on quoted market rates on contracts with comparable remaining maturities. The Company expects to reclassify approximately $39,000 of the $115,000 recorded in accumulated other comprehensive loss into net income as a reduction of interest expense, net during fiscal 2006.

Notes to Consolidated Financial Statements

8. Shareholders' Equity:

In March 2004, the Company completed a public stock offering of 2,905,000 shares of common stock at a price of $17.25. The Company realized net proceeds of approximately $47,322,000 from this offering.

In April 1998, the Company adopted a shareholder rights plan by declaring a dividend of one right for each share of Common Stock outstanding payable to shareholders of record on May 14, 1998. Each right entitles shareholders to buy one one-hundredth of a share of series A junior participating preferred stock for $50 per share. The rights may be exercised only if a person or group acquires 20% or more of the outstanding shares of common stock or announces a tender offer or exchange offer that would result in ownership of 20% or more of the common stock. The rights currently trade with the Company's common stock and may be redeemed by the Board of Directors for one cent per right until they become exercisable, and thereafter under certain circumstances. The rights expire in 2008.

The Company's Articles of Incorporation authorized 500,000 shares of no par value preferred stock, of which 200,000 shares have been reserved and designated Series A 1998 junior participating preferred stock for possible issuance under the Company's shareholder rights plan. As of September 30, 2005, no preferred shares have been issued.

9. Retirement Plan:

The Company maintains a 401(k) defined contribution pension plan. Annual expense provisions are based upon the level of employee participation, as the plan requires the Company to match a certain portion of the employees' contributions. Total retirement plan expense was $1,421,000, $1,177,000 and $1,015,000 in 2005, 2004 and 2003, respectively. The Company follows the policy of funding retirement plan contributions as accrued.

10. Income Taxes:

The following table represents the components of the provision for income taxes:

	For the Years Ended September 30		
(In thousands)	2005	2004	2003
Current:			
Federal	$ 15,237	$ 15,453	$ 3,043
State and local	2,346	1,882	160
Foreign	2,517	830	(378)
	20,100	18,165	2,825
Deferred:			
Federal	(736)	(141)	166
State and local	(89)	(11)	14
Foreign	(781)	2,393	1,135
	(1,606)	2,241	1,315
	$ 18,494	$ 20,406	$ 4,140

Net income before income taxes in the United Sates was $47,235,000, $46,814,000 and $10,669,000 in 2005, 2004 and 2003, respectively. Net income before income taxes in Mexico was $7,572,000, $8,798,000 and $2,623,000 in 2005, 2004 and 2003, respectively.

The Company's share of undistributed earnings of the Company's foreign subsidiary of approximately $23,000,000 and $17,104,000 at September 30, 2005 and 2004, respectively are considered to be indefinitely reinvested. Accordingly, the calculation of and provision for deferred taxes are not practicable. Upon distribution of those earnings in the form of dividends or otherwise, the earnings may become taxable.

Deferred income taxes are recorded at currently enacted rates and result from temporary differences in the recognition of revenues and expenses for tax and financial statement purposes. The primary temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows:

Notes to Consolidated Financial Statements

(In thousands)	September 30 2005	2004
Deferred tax assets:		
Inventory capitalization	$ 386	$ 417
Provision for doubtful accounts	1,331	1,026
Non deductible liabilities	830	1,120
Other	54	51
Total deferred tax assets	2,601	2,614
Deferred tax liabilities:		
Accelerated depreciation	9,758	11,126
Assets deductible for tax purposes	5,970	6,241
Undistributed earnings of unconsolidated affiliate	1,409	979
Other	69	92
Total deferred tax liabilities	17,206	18,438
Net deferred tax liabilities	$ 14,605	$ 15,824

A reconciliation of the provision for income taxes with amounts computed by applying the federal statutory rate to income before income taxes follows:

	For the Years Ended September 30 2005	2004	2003
Tax at U.S. federal statutory rate	35.0%	35.0%	34.0%
State and local income taxes, net of U.S. federal tax benefit	2.2	2.8	3.1
Equity in net income of unconsolidated affiliates	(2.5)	(1.4)	(2.2)
Revision of prior year income tax estimates and adjustment for state income tax matter	1.0	–	(4.2)
Reduction in foreign statutory income tax rate	(1.5)	(0.2)	(0.6)
Other, net	(0.5)	0.5	1.0
	33.7%	36.7%	31.1%

11. Segment Information:

The Company operates in one reportable segment as an intermediate processor of flat rolled steel. Sales are attributed to countries based on the location of the facility which fulfilled the customer's order. The following table summarizes the Company's sales by geographic region for the years ending September 30, 2005, 2004 and 2003.

(In thousands)	2005	2004	2003
Sales:			
United States	$ 855,836	$ 685,074	$ 455,391
Mexico	145,955	101,778	57,313
Total	$1,001,791	$ 786,852	$ 512,704

The following table summarizes the Company's long-lived assets by geographic region at September 30, 2005 and 2004.

(In thousands)	2005	2004
Long-lived assets:		
United States	$ 117,860	$ 116,278
Mexico	10,789	10,463
Total	$ 128,649	$ 126,741

12. Operating Leases:

The Company leases certain property and equipment from third parties under non-cancelable operating lease agreements. Rent expense under operating leases was $1,997,000, $1,767,000 and $1,540,000 for the years ended September 30, 2005, 2004 and 2003, respectively. Future minimum lease payments for non-cancelable operating leases having a remaining term in excess of one year at September 30, 2005 are as follows:

Notes to Consolidated Financial Statements

2006	$ 1,173,000
2007	1,081,000
2008	955,000
2009	658,000
2010	221,000
Thereafter	45,000
Total	$ 4,133,000

13. Contingencies:

From time to time, in the normal course of business, the Company is involved in certain litigation and claims pending with respect to various business matters. In the event there is any resulting liability with respect to such claims, it is management's opinion they will not have a material affect on the Company's consolidated financial statements.

14. Stock Option Plans:

Under its employee stock option plans, the Company may grant employees incentive stock options to purchase shares at not less than 100% of market value at date of grant or non-qualified stock options at a price determined by the Compensation Committee of the Company's Board of Directors. Generally, options are exercisable at the rate of 20% a year beginning one year from date of grant and expire ten years from the date of grant.

As permitted under APB 25, the Company does not recognize compensation expense related to stock options, as no stock options are granted below the market price on the date of grant (see Note 1).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the year ended September 30, 2003:

	2003
Expected dividend yield	1.5%
Expected stock price volatility	46.0%
Weighted average risk-free interest rate	3.5%
Expected life of options (years)	7.0

There were no options granted during 2005 and 2004. The fair value of options granted during 2003 was $6.13 per share.

The summary of the status of all of the Company's stock incentive plans as of September 30, 2005, 2004 and 2003 and changes during the years then ended is presented below:

	Shares Under Plans	Range of Option Prices Per Share	Weighted Average Exercise Price
Balance, September 30, 2002	570,650	$ 5.34 - $12.00	$ 8.94
Granted	195,000	$10.49 - $11.54	$ 10.72
Exercised	(150,385)	$ 5.34 - $11.63	$ 10.33
Canceled	(1,000)	$11.38	$ 11.38
Balance, September 30, 2003	614,265	$ 5.34 - $12.00	$ 9.16
Granted	–	-	–
Exercised	(182,006)	$ 5.34 - $12.00	$ 9.27
Canceled	–	-	–
Balance, September 30, 2004	432,259	$ 5.34 - $11.94	$ 9.11
Granted	–	-	–
Exercised	(127,759)	$ 5.34 - $11.63	$ 8.60
Canceled	–	-	–
Balance, September 30, 2005	304,500	$ 5.34 - $11.94	$ 9.32

Notes to Consolidated Financial Statements

The following table summarizes information about stock options outstanding and exercisable:

	September 30, 2005				
	Options Outstanding:			Options Exercisable:	
Range of Exercise Prices	Number Outstanding at 9/30/05	Weighted Average Remaining Contracted Life	Weighted Average Exercise Price	Number Exercisable at 9/30/05	Weighted Exercise Price
$ 5.34 - $ 8.00	86,200	5.12	$ 5.34	43,400	$ 5.34
$ 8.00 - $11.94	218,300	5.82	$ 10.89	105,500	$11.12
$ 5.34 - $11.94	304,500	5.62	$ 9.32	148,900	$ 9.43

At September 30, 2005, there were 91,000 shares available for granting of stock options under the Company's stock option plans. Subsequent to year end, on November 4, 2005, the Company granted the remaining 91,000 shares under the Company's stock options plans. All unexercised options expire from 2008 to 2015.

15. Net Income Per Share Computations:

The following is a reconciliation of the numerator of the basic and diluted per share computations:

	For the Years Ended September 30		
(In thousands, except per share results)	2005	2004	2003
Net income	$ 36,313	$ 35,206	$ 9,152
Shares (denominator) used for diluted per share computations:			
Weighted average shares of common stock outstanding	12,894	11,284	9,748
Plus: dilutive effect of stock options	204	249	151
Adjusted weighted average shares	13,098	11,533	9,899
Shares (denominator) used for basic per share computations:			
Weighted average shares of common stock outstanding	12,894	11,284	9,748
Net income per share data:			
Basic	$ 2.82	$ 3.12	$ 0.94
Diluted	$ 2.77	$ 3.05	$ 0.92

All outstanding options are included in the diluted earnings per share calculation above for the years ended September 30, 2005 and 2004. Options to purchase 175,665 shares for the year ended September 30, 2003 were excluded from the calculation above because the exercise prices of the options were greater than the average market price of the Company's stock during the periods.

16. Related Party Transactions:

The Company has various transactions with Mi-Tech Steel (see Note 5).

The Company has recorded sales of $17,764,000, $18,369,000 and $6,936,000 in 2005, 2004 and 2003, respectively, and has accounts receivable of $2,508,000 and $4,714,000 as of September 30, 2005 and 2004, respectively, for scrap products sold to a company owned by an officer and director of the Company. Management reports these transactions to the Audit Committee of the Board of Directors as frequently as requested by the Committee, but at least annually. Most recently, in April 2005, the Audit Committee reviewed and approved these transactions. The Company has the ability to continue or cease selling scrap steel to this company at any time.

17. Major Customers:

Sales to one customer accounted for approximately 12% of the Company's sales in fiscal 2005. No single customer accounted for more than 10% of our sales in fiscal 2004 and 2003. The loss of this customer could have a material adverse effect on the Company's results of operations, financial position and cash flows.

Notes to Consolidated Financial Statements

18. Impact of Recently Issued Accounting Pronouncements:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123(R), "Share-Based Payment," that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and requires instead that such transactions be accounted for using a fair-value based method.

SFAS No. 123(R) is effective for any annual period beginning after June 15, 2005 and permits public companies to choose between a "modified prospective" method and a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized for all share-based payments granted after the effective date and for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. Under the "modified retrospective" method, compensation cost is recognized using the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures for either all prior periods presented or prior interim periods of the year of adoption.

The Company adopted SFAS No. 123(R) on October 1, 2005 and has chosen the "modified prospective" method. The adoption of SFAS No. 123(R) on October 1, 2005 did not have a material impact on our financial position, results of operations or cash flows. Stock option expense after the adoption of SFAS No. 123(R) is not expected to be materially different than the table in Note 1 and is dependent on levels of share-based payments granted in the future.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20, "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for our Company as of October 1, 2006. The Company will apply the requirements of SFAS No. 154 on any changes in accounting principle made on or after October 1, 2006.

On October 22, 2004 the American Jobs Creation Act of 2004 was passed and is effective for fiscal 2006. This law provides a phased in deduction for a percentage of qualified income from domestic production activities and a special one-time tax deduction on the repatriation of foreign earnings. The Company is assessing the impact of this change in tax law.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, "Accounting for Nonmonetary Transactions," provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 became effective for our Company as of July 1, 2005 and did not have a material impact on our financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage, and requires that these items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 151 on October 1, 2005 did not have a material impact on our financial position, results of operations or cash flows.

Management's Responsibility for Financial Information

Our management is responsible for the preparation, presentation, and integrity of the financial information presented in this Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), including amounts based on management's best estimates and judgments. In management's opinion, the consolidated financial statements fairly present the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors, which is composed of independent directors, meets regularly with the independent registered public accounting firm, PricewaterhouseCoopers LLP, and representatives of management to review accounting, internal control structure, and financial reporting matters. PricewaterhouseCoopers LLP has full and free access to the Audit Committee. As set forth in our Code of Business Conduct, we are firmly committed to adhering to the highest standards of moral and ethical behaviors in all of our business activities.

Management's Report on Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Under our supervision, and with the participation of management, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2005.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2005 and the effectiveness of the Company's internal control over financial reporting have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audited the Company's consolidated financial statements, as stated in their report which appears on page 35.



Bradford T. Ray
Chairman of the Board and Chief Executive Officer



Joseph P. Bellino
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Steel Technologies Inc.:

We have completed an integrated audit of Steel Technologies Inc.'s 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Steel Technologies Inc. and its subsidiaries at September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing on page 34, that the Company maintained effective internal control over financial reporting as of September 30, 2005 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Louisville, Kentucky
December 9, 2005

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

At September 30, 2005, our debt is comprised of variable-rate borrowings under our line of credit facility and $50,000,000 in unsecured senior notes which have a weighted average fixed interest rate of 5.67%. As of September 30, 2005, there was $30,000,000 outstanding on the line of credit facility at a weighted average interest rate of 4.29%. Accordingly, we are exposed to market risks related to changes in interest rates. We continually monitor these risks and develop appropriate strategies to manage them. Accordingly, from time to time, we may enter into certain derivative financial instruments to manage interest rate exposures. We do not enter into derivative financial instrument transactions for speculative purposes.

In order to mitigate a portion of the market risk on its variable rate debt, the Company entered an interest rate swap contract with major financial institutions on June 20, 2005. The interest rate swap contract will commence December 8, 2005. Under the terms of the contract, which matures in September 2008, the Company will receive a LIBOR based variable interest rate (3.54% as of September 30, 2005) and pay a fixed interest rate of 4.31% on a notional amount of $30,000,000. The variable interest rate paid on the contracts is determined based on LIBOR on the last day of the applicable borrowing period, which is consistent with the variable rate determination on the underlying debt.

The following table summarizes principal cash flows of the Company's long-term debt, interest expense and interest rate swaps at September 30, 2005 by expected maturity dates. Interest expense below includes the estimated contractual interest payments under our debt agreements net of the effect of the associated interest rate swap agreement, assuming no change in the variable LIBOR rate or amounts outstanding under our existing debt agreements as of September 30, 2005.

(in thousands, except for interest rates)	2006	2007	2008	2009	2010	Thereafter	Total	Fair Market Value
Long-term debt (fixed)	$ –	$ –	$ –	$ –	$ –	$ 50,000	$ 50,000	$ 49,638
Long-term debt (variable)	–	–	–	30,000	–	–	30,000	30,000
Interest expense	4,313	4,351	4,332	4,013	2,833	9,969	29,811	n/a
Interest rate swap	64	64	57	–	–	–	185	185

Subsequent to year end, on October 11, 2005, the Company amended its line of credit facility with its existing bank group to extend the maturity date to October 2010 and improve its interest rates.

Foreign Currency Risk

The translation of the assets and liabilities of our Mexican subsidiary from their local currencies to the U.S. dollar subjects us to exposure related to fluctuating exchange rates. We do not use any derivative instruments to manage this risk.

Our Mexican subsidiary uses the peso as the functional currency and the assets and liabilities of our Mexican subsidiary are translated into U.S. dollars at the year-end rate of exchange. Resulting translation adjustments were $2,021,000, ($902,000) and ($2,201,000) during fiscal 2005, 2004 and 2003, respectively, and are reported in comprehensive income. A stronger exchange rate of the peso relative to the U.S. dollar of 1% at September 30, 2005 would result in additional comprehensive income of approximately $400,000. Likewise, a weaker exchange rate of the peso relative to the U.S. dollar of 1% at September 30, 2005 would result in additional comprehensive loss of approximately $400,000.

However, this exposure is mitigated somewhat by a large percentage of transactions denominated in the U.S. dollar. The effect of the change in the exchange rate from the date a transaction is initiated until the date a transaction is settled with a cash receipt or cash payment is recorded as a transaction gain or loss in our financial statements. Foreign currency transaction (losses) gains included in sales were $(855,000), $468,000 and $353,000 during fiscal 2005, 2004 and 2003, respectively. A stronger average exchange rate of the peso during fiscal 2005 relative to the U.S. dollar of 1% would result in additional foreign currency transaction losses of approximately $300,000. Likewise, a weaker average exchange rate of the peso during fiscal 2005 relative to the U.S. dollar of 1% would result in additional foreign currency transaction gains of approximately $300,000.

Directors and Officers

Bradford T. Ray, Director
Chairman of the Board &
Chief Executive Officer

Michael J. Carroll, Director
President & Chief Operating Officer

Stuart N. Ray, Director
Vice President & President,
Mi-Tech Steel, Inc.

Merwin J. Ray, Director
Founding Chairman

Doug A. Bawel, Director [1,2]
President & Chief Executive Officer
Jasper Engines & Transmissions

Jimmy Dan Conner, Director [1]
Vice President
Branch Banking & Trust Insurance
Services, Inc.

Mark G. Essig, Director [1,2]
President & Chief Executive Officer
Barjan Products, LLC

William E. Hellmann, Director
Member
Stites & Harbison, PLLC

Andrew J. Payton, Director [1,2]
Owner & President
Payton & Associates

Joseph P. Bellino
Chief Financial Officer & Treasurer

John M. Baumann, Jr.
General Counsel & Secretary

[1] Compensation Committee
[2] Audit Committee

Brad A. Goranson
Senior Vice President – Sales

Howard F. Bates, Jr.
Vice President – Technical Services

L. Curtis Chase
Vice President – Purchasing

Lee F. Watkins
Vice President – Operations

Richard P. Furber
Vice President – Manufacturing
Strip Products

Mark Calcutt
Vice President – Sales
Southeastern Region

Patrick M. Carroll
Vice President – Sales
Central Region

Thomas E. Mottier
Vice President – Sales
Midwest Region

Joseph P. Robinson
Vice President – Sales
Mid-South Region

W. Scott Alsup
Chief Information Officer

Patrick M. Flanagan
Vice President – Human Resources

Carlos A. von Rossum Garza
General Director
Steel Technologies de Mexico,
S.A. de C.V.

Corporate Office
Steel Technologies Inc.
15415 Shelbyville Road
Louisville, Kentucky 40245
(502) 245-2110

Company Website
www.steeltechnologies.com

Transfer Agent
National City Bank
Cleveland, Ohio

To change name, address, ownership or stock, to report a lost dividend check or lost stock certificate, to consolidate accounts, or for other inquiries, please contact National City Bank Shareholder Services directly at:

P. O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757
(216) 257-8508 fax

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Louisville, Kentucky

Form 10-K
Information about Steel Technologies Inc., including the Form 10-K, may be obtained by writing to Mr. Joseph P. Bellino, Chief Financial Officer, at the Company's corporate office. In addition, the Company makes available free of charge through its website at www.steeltechnologies.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after the Company electronically files such material with the SEC, and may be found under SEC Filings in the Investor Relations section of the Company's website.

Annual Meeting
9:00 a.m. EST
January 26, 2006
Louisville Marriott East
1903 Embassy Square Boulevard
I-64 & Hurstbourne Lane
Louisville, Kentucky

Steel Technologies

Corporate Office
Steel Technologies Inc.
15415 Shelbyville Road
Louisville, Kentucky 40245
(502) 245-2110